UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Balaton Power Inc.

19 East Fourth Avenue

Hutchinson, Kansas 67501

Phone: 620.662.3697 Toll Free: 1.800.239.5526 Fax: 620.662.6861

BALATON COMPLETES PRIVATE PLACEMENT OF US$240,000
AND SETTLES DEBT OF US$28,388.40

Vancouver, B.C. Canada, September 19, 2005 - Balaton Power Inc. ("Balaton") (OTCBB: "BPWRF") is pleased to announce that on September 9, 2005 it closed a non-brokered private placement of 750,000 units at a price of US$0.32 per unit for gross proceeds of US$240,000. Each unit consists of one common share of Balaton ("Share") and one transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder for 24 months from the date of issue of the Warrant to acquire one additional common share in the capital of Balaton at an exercise price of US$0.44. The Warrant will expire on September 9, 2007. The Shares are subject to a four month hold period which will expire on January 10, 2006.

Balaton also announces that on September 9, 2005 it settled US$28,388.40 of outstanding debt at a deemed price of US$0.32 per unit resulting in the issuance of 88,714 units in the capital of Balaton. Each unit consists of one common share of Balaton ("Share") and one transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder for 24 months from the date of issue of the Warrant to acquire one additional common share in the capital of Balaton at an exercise price of US$0.44. The Warrants will expire on September 9, 2007. The Shares are subject to a four month hold period which will expire on January 10, 2006. No insiders of Balaton participated in the shares for debt arrangement.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Robert Wyllie

Robert Wyllie
Chief Financial Officer

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Balaton Power Inc.

19 East Fourth Avenue

Hutchinson, Kansas 67501

Phone: 620.662.3697 Toll Free: 1.800.239.5526 Fax: 620.662.6861

BALATON GRANTS OPTIONS

Vancouver, B.C. Canada, September 19, 2005 - Balaton Power Inc. ("Balaton") (OTCBB: "BPWRF") is pleased to announce that on August 22, 2005 Balaton granted each of its directors 100,000 options at an exercise price of US$0.40 expiring three years from the date of grant on August 22, 2008. The directors of Balaton are: Richard Burdett, Robert Wyllie, Michael Rosa and David Wynn.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Robert Wyllie

Robert Wyllie
Chief Financial Officer

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 19, 2005

/s/ Robert Wyllie
_____________________________
Name: Robert Wyllie
Title: Chief Financial Officer